Exhibit 4.31

Portions of this exhibit have been omitted pursuant to Item 601 (b)(10)(iv) of Regulation S-K on the basis that the registrant customarily and actually treats that information as private or confidential and the omitted information is not material. Information that has been omitted has been noted in this document with a placeholder identified by the mark “[***]”.

SCHEDULE 3

LICENSE FEES, PAYMENT TERMS AND CONDITIONS & TERM AND TERMINATION

(Attached to License Agreement dated August 22, 2025 between VinFast Trading and Production Joint Stock Company and Novatech Research and Development Joint Stock Company)

This Schedule 3 (“Schedule”) is made on November 20, 2025, by and between:

VINFAST TRADING AND PRODUCTION JOINT STOCK COMPANY, Business Registration No. [***], registered office at No. Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Viet Nam (hereinafter referred to as “VinFast”).

And

NOVATECH RESEARCH AND DEVELOPMENT JOINT STOCK COMPANY, Business Registration No. [***], registered office at No. Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Viet Nam (hereinafter referred to as “Novatech”).

VinFast and Novatech hereinafter referred to separately as the “Party” and collectively as the “Parties”.

WHEREAS,

-

VinFast and Novatech signed the License Agreement dated August 22, 2025 (“License Agreement”) and relevant Schedule(s) (collectively referred to as “Agreement”), in which, Article 11 of License Agreement is about “TERM AND TERMINATION” and the Schedule 2 is about “LICENSE FEES, PAYMENT TERMS AND CONDITIONS”;

-	In view of changes in the Parties” business plans and licensing arrangements, the Parties agree to:
(i)	replace the whole content of Article 11 of the License Agreement with new provision of “TERM AND TERMINATION” provided in Article I of this Schedule;
(ii)	replace the whole content of Schedule 2 with new provision of “LICENSE FEES, PAYMENT TERMS AND CONDITIONS” provided in Article 2 of this Schedule.

NOW IT HEREBY AGREED as follows:

ARTICLE 1: TERM AND TERMINATION

I. I.	This Agreement shall become effective and remain in force as of the Effective Date, unless terminated as provided herein.
1.2.	This Agreement may be terminated only upon the occurrence of one of the following events:
a)	The Licensee shall have the right to terminate this Agreement at any time, with immediate effect, if the Licensee no longer requires the continuation of this Agreement.
b)

The Licensee may terminate this Agreement immediately upon written notice if the Licensor defaults on any of its material obligations, representations, or warranties under this Agreement and fails to remedy such default within the period specified by the Licensee; or

c)

The Licensee may terminate this Agreement immediately upon written notice if the Licensor files a petition for bankruptcy or is adjudicated a bankrupt, (ii) a petition in bankruptcy is tiled against the Licensor; (iii) the Licensor becomes insolvent or makes an assignment to the benefit of its creditors or an arrangement for its creditors pursuant to any bankruptcy law; or (iv) the Licensor discontinues business.

1.3.

Effect of termination: Notwithstanding any other provisions of this Agreement, regardless of any termination for any reason (including under Clause 9.3 of this Agreement), all rights and benefits of Licensee under this Agreement shall survive any termination of this Agreement, including but not limited to the rights to use and continuously use the Licensed Portfolio granted by Licensor under Article 2 of the License Agreement, and this right shall not be revocable under any circumstances.

1.4.	Articles 6, 7, 8, .10, 11 and 12 shall survive any termination of this Agreement.

ARTICLE 2: LICENSE FEES, PAYMENT TERMS AND CONDITIONS

2.1.

The Licensee shall pay the Licensor a fixed License Fee of 25,198,912,075,650 VND (in words: twenty-five trillion, one hundred ninety-eight billion, nine hundred twelve million, seventy-Jive thousand, six hundred fifty Vietnamese Dong) for the entire duration of the License usage in accordance with the Agreement. For clarity, the License Fee is calculated as the fair value of the total net revenue from the sale of the Licensed Products (excluding VAT) based on the forecast in the Business Plan attached as Appendix l, which is agreed by the Parties. For the avoidance of doubt, the License Fee shall remain unchanged regardless of any variance between the actual business performance and the forecast in the Business Plan.

2.2.	Payment Terms: The Licensee shall pay the License Fee before [***]. Payment shall be made by bank transfer to the Licensor’s account specified in the invoice or by other mutually agreed methods.
2.3.

In the event of late payment by the Licensee, Licensor shall be entitled to claim late payment interest at a rate of [***]% of the [***]-month term deposit interest rate at BIDV amount for the period from the date of breach to the date of fulfillment. Licensor shat I have the right to set off any amount due but not fully paid by the Licensee against any amount payable by the Licensor to the Licensee under this Agreement or other agreements between the Parties.

ARTICLE 3: IMPLEMENTATION PROVISIONS

3.1.

This Schedule 3 takes effect from the Effective Date of the License Agreement and constitutes an integral part thereof. As for the Effective Date of the License Agreement, Schedule 2 in its entirety shall cease to have any effect and shall not be applied.

3.2.	Except as set forth in this Schedule, other articles of the Agreement shall remain unchanged and in full force.

This Schedule is made into 4 originals with equal legal validity. Each Party keeps 2 original(s) for execution.

NOVATECH RESEARCH AND DEVELOPMENT JOINT STOCK COMPANY	VINFAST TRADING AND PRODUCTION JOINT STOCK COMPANY

Signed and Sealed /s/[***] Title: [***]	Signed and Sealed /s/[***] Title: [***]

Appendix 1:

Net revenue from the sale of the Licensed Products (excluding VAT) based on the forecast in the Business Plan of the Licensee

Quarter	Total sale volume (units)	Planned net revenue (VND billion)

[***]	[***]	[***]